FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The notice of extraordinary general meeting of the shareholders of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”) regarding the asset transfer agreement dated 15 January 2007 entered into between China Netcom (Group) Company Limited (“CNC China”) and China Network Communications Group Corporation (“China Netcom Group”), made by the Registrant in English on January 24, 2007.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 906)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) will be held on 14 February 2007 at 10:00 a.m., in The Ballroom, Island Shangri-la, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT the asset transfer agreement dated 15 January 2007 (the “Asset Transfer Agreement”) entered into between China Netcom (Group) Company Limited (“CNC China”) and China Network Communications Group Corporation (“China Netcom Group”), a copy of which has been initialled by the chairman of this meeting and for the purpose of identification marked “A”, pursuant to which CNC China agreed to dispose of the telecommunications assets, liabilities and business operations of the Company in Guangdong Province and Shanghai Municipality of the PRC to China Netcom Group (the “Disposal”) for a cash consideration of RMB3,500 million (comprising an initial amount of RMB1,050 million payable in cash the next business day after completion of the Disposal and the remaining RMB2,450 million payable in cash within 30 days after completion of the Disposal) and China Netcom Group agreed to assume an aggregate principal amount of RMB3,000 million of debt, be and is hereby generally and unconditionally approved and the directors of the Company be and are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Asset Transfer Agreement.”

By Order of the Board China Netcom Group Corporation (Hong Kong) Limited ☐
☐ Li Fushen	Mok Kam Wan
Joint Company Secretaries

Hong Kong, 24 January 2007

Registered office

Room 6701, The Center

99 Queen’s Road Central

Hong Kong

Notes:

1.

A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.

In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the Company’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, at least 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting or at any adjourned meeting should a member so wishes.

3.	In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, voting on the above ordinary resolution will be taken by poll.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie, Mr. Li Fushen and Mr. Miao Jianhua as executive directors, Dr. Tian Suning, Mr. José María Álvarez-Pallete, Mr. Yan Yixun and Mr. Mauricio Sartorius as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Li Fushen
By /s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan
Title:	Joint Company Secretaries

Date: January 24, 2007